

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2014

Via E-mail
James M. Askew
Chief Executive and Chief Financial Officer
Texas South Energy, Inc.
3 Riverway, Suite 800
Houston, Texas 77056

> **Re:** **Texas South Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2013**
> **Filed February 13, 2014**
> **File No. 333-171064**

Dear Mr. Askew:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated in comment 2 below) and providing any requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2013

Item 1. Description of Business, page 1

Effect of Existing or Probable Governmental Regulations on our Business, page 5

1. We note that you disclose on page 5 that as a company with less than $1 billion in revenue during your last fiscal year, you qualify as an EGC. You also disclose that you may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. In light of the fact that this appears to be the first periodic report in which you have disclosed that you qualify as an EGC, please tell us and revise to state your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please add similar disclosure within MD&A.

<u>Report of Independent Registered Public Accounting Firm, page 18</u>

2. We note that the independent auditors report discloses that you audited the statements of operations, stockholders' deficit, and cash flows for the year ended October 31, 2013 and for the period from March 15, 2010 (inception) through October 31, 2013. The report then discloses that you did not audit the statements of operations, stockholders' deficit and cash flows for the period from March 15, 2010 (inception) to October 31, 2012, which totals reflected a deficit of $55,895 accumulated during the development stage as those financial statements and cumulative totals were audited by other auditors. In light of the fact that it appears that the previous auditor also audited the balance sheet as of October 31, 2012, and the statements of operations, stockholders' deficit and statement of cash flows for the year then ended, please revise your audit report to clearly disclose that you did not audit these financial statements as they were audited by other auditors whose audit report dated February 12, 2013 is included in this filing.

<u>Notes to the Financial Statements</u>

<u>Note 8. Commitments and Contingencies, page 28</u>

3. We note that on October 11, 2013 you entered into a consulting agreement which included the issuance of 60,000,000 shares of common stock, $25,000 cash signing bonus and $10,000 cash compensation per month. We also note that as of October 31, 2013 the stock had not been issued and the associated expense was accrued for $1,000,000. Please explain to us how you determined or calculated the fair value of this stock based compensation expense that was accrued. In light of the transaction in which stock was issued for cash at $.05 per share in October 2013, we would expect that the shares issued in this consulting agreement would also be valued at $.05 per share. Please advise or revise accordingly.

<u>Note 9. Subsequent Events, page 28</u>

4. We note your disclosure that on January 22, 2014, you acquired a 37.5% interest in mineral rights, including the oil and gas rights and in exchange, you paid $270,000 cash and issued 2,000,000 shares of common stock. Please tell us how you are accounting for this interest acquired, including how you determined or calculated the fair value of the shares issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or me at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief